7701 Forsyth Boulevard Suite 800 St. Louis, Missouri 63105	Phone: 314.854.8000 Fax: 314.854.8003 www.Belden.com
June 10, 2008
Via EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-7010

Attention:	Mr. Rufus Decker Ms. Nudrat Salik

Re:	Belden Inc.
File No. 001-12561
Form 10-K for the fiscal year ended December 31, 2007,
Filed on February 29, 2008

Form 10-Q for the period ended March 30, 2008,
Filed on May 8, 2008

Schedule 14A
Filed on April 16, 2008
Dear Mr. Decker and Ms. Salik:
We have included in this letter Belden’s responses to the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 28, 2008.
Set forth below are the Staff’s comments, indicated in bold, together with the responses of Belden. All references to page numbers in the document correspond to pagination in the filings referenced above.
Form 10-K for the Year Ended December 31, 2007
General
1.	Where a comment below requests additional disclosures and other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

We have shown in our supplemental response what the revisions prompted by your comments will look like. We will also include these revisions in future filings when applicable.

Securities and Exchange Commission
June 10, 2008

Risk Factors, page 9
2.	In future filings, please delete the last sentence in the first paragraph in this section. All material risks should be described. If risks are not deemed material, you should not reference them.

We will delete the sentence referenced above in future filings such that the first paragraph under Risk Factors would appear as follows:
We make forward-looking statements in this Annual Report on Form 10-K, in other materials we file with the SEC or otherwise release to the public, and on our website. In addition, our senior management might make forward-looking statements orally to analysts, investors, the media and others. Statements concerning our future operations, prospects, strategies, financial condition, future economic performance (including growth and earnings) and demand for our products and services, and other statements of our plans, beliefs, or expectations, including the statements contained in the “Outlook” section and other portions of Item 7, “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” that are not historical facts, are forward-looking statements. In some cases these statements are identifiable through the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “target,” “can,” “could,” “may,” “should,” “will,” “would” and similar expressions. The forward-looking statements we make are not guarantees of future performance and are subject to various assumptions, risks, and other factors that could cause actual results to differ materially from those suggested by these forward-looking statements. These factors include, among others, those set forth below and in the other documents that we file with the SEC.
Management’s Discussion and Analysis
Results of Operations, page 21
3.	Please discuss with quantification the business reasons for changes between periods in the Finance & Administration column in your discussion of segment results. When there is more than one factor for a change between periods, please quantify the extent to which each factor contributed to the overall change.

As discussed in Note 4 to the financial statements, the amounts reflected in the Finance & Administration operating loss include only corporate expenses, which are primarily classified as selling, general and administrative (SG&A) expenses. No revenues are reported under the Finance & Administration column. Under Management’s Discussion and Analysis of Financial Condition and Results of Operations — Consolidated Continuing Operations, we discuss the significant reasons and amounts related to changes in consolidated SG&A expenses, which includes corporate expenses classified in the Finance & Administration column. Such items include share-based compensation, salaries, incentive plan compensation, severance, and travel costs as described on pages 22 and 23. In future filings, we will expand our disclosure of significant changes in consolidated SG&A and will specify which items and amounts relate to the Finance & Administration column.
Financial Statements
Consolidated Cash Flow Statements, page 38
4.	Please present changes in other assets separately from changes in other liabilities in cash flows from operating activities. Refer to paragraph 29 of SFAS 95.

Securities and Exchange Commission
June 10, 2008

In future filings, we will present changes in other assets separately from changes in other liabilities in cash flows from operating activities. Using the year ended December 31, 2007 as an example, such disclosure will appear as follows:

Year Ended
December 31,
2007
(In thousands)
Cash flows from operating activities:
Net income	$137,123
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	51,746
Deferred income tax expense	24,945
Provision for inventory obsolescence	4,802
Asset impairment	3,262
Share-based compensation expense	10,562
Gain on disposal of tangible assets	(9,514)
Pension funding in excess of pension expense	(5,883)
Changes in operating assets and liabilities, net of the effects of currency exchange rate changes and acquired businesses:
Receivables	5,148
Inventories	21,428
Accounts payable and accrued liabilities	28,096
Income taxes	(39,153)
Other assets	(11,868)
Other liabilities	(15,138)

Net cash provided by operating activities	$205,556

Notes to the Financial Statements
Note 4: Operating Segments and Geographic Information
Operating Segment Information, page 48
5.	In a similar manner to your presentation of revenues, please also separately present operating income (loss) associated with external revenues and operating income (loss) associated with affiliate revenues for each period presented. In your segment discussion in MD&A, when you discuss the business reasons for changes between periods in revenues and operating income (loss), please discuss with quantification the business reasons for changes between periods in external and affiliate revenues and operating income (loss).

SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, states that an enterprise should report a measure of profit or loss for each reportable segment. Operating income is the measure of profit or loss that we report because we assess the performance of our reportable segments on this measure. For purposes of reviewing individual segment results, we do not determine operating income generated from external versus internal revenues as we do not allocate SG&A expenses between them. Since we review segment operating income in total, we believe disclosing segment operating income in total is the more appropriate presentation.

Securities and Exchange Commission
June 10, 2008

In our segment discussion in MD&A, we discuss significant changes in affiliate revenues between periods. For example, on page 24 of our 2007 Form 10-K, we state, “Specialty Products total revenues, which include affiliate revenues, increased in 2007 from 2006 primarily due to increased affiliate revenues as more of the capacity in the Specialty Products segment was used to meet customer demand in the Belden Americas segment.” In future filings, we will expand our disclosure of significant changes in affiliate revenues and will specify the related impact on operating segment gross profit.
6.	Please also present a separate table that provides a breakdown of affiliate revenue to show how much each segment sold to each other segment during each period presented. For example, this table should show how much of the $69,993,000 of affiliate revenues recorded by Belden Americas during the year ended December 31, 2007 was sold to each of the following segments: Specialty Products, Europe, and Asia Pacific.

SFAS No. 131 states that an enterprise should use the management approach to determine what information to report related to its operating segments. The management approach is based on the way that management organizes the segments within the enterprise for making operating decisions and assessing performance. For the periods presented, the source of affiliate revenue was not a factor when we assessed the performance of our segments. Operating decisions and segment performance are based on each segment’s total revenues, including affiliate revenues, and total operating income. If the source of affiliate revenue becomes a factor, we will provide a breakdown of affiliate revenue to show how much each segment sold to each other segment during the periods presented.
Note 11: Long-Term Debt and Other Borrowing Arrangements
Convertible Subordinated Debentures, page 57
7.	In light of the new features associated with the new $100 million convertible subordinated notes, including the net share settlement feature, please help us understand what consideration you gave to EITF 00-19 in your accounting of the new notes. Your explanation should include whether there is an explicit limit to the number of shares to be delivered in the net share settlement as discussed in paragraphs 20 through 24 of EITF 00-19. Please refer to note (b) to the table included in paragraph 37 of EITF 00-19.

On April 20, 2007, we completed the exchange of $110.0 million aggregate principal of new 4.0% convertible subordinated debentures due 2023 for $110.0 million aggregate principal outstanding of the previous 4.0% convertible subordinated debentures due 2023. The new convertible debentures contain a net share settlement feature requiring us upon conversion to pay cash up to the principal amount and to pay any conversion consideration in excess of the principal amount in shares of our common stock. The previous debentures were convertible only into shares of our common stock.

Paragraphs 11(a) and 12 of SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, note that conventional convertible debt contains an embedded call option on the issuer’s shares which generally is not bifurcated and accounted for separately. However, bifurcation and separate accounting are required if the embedded option does not have the following characteristics:
1. The embedded option is indexed to the issuer’s own stock, and
2. The embedded option, if freestanding, would be classified in stockholders’ equity.
The embedded call option within our subordinated convertible notes is indexed to our stock and, therefore, has the characteristic described in 1 above.

Securities and Exchange Commission
June 10, 2008

As the convertible subordinated notes are not considered conventional convertible notes because of the dividend features, we performed an analysis based on paragraphs 8 and 12—32 and note (b) of paragraph 37 of EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock. We determined that the embedded option in our subordinated convertible notes would, if freestanding, be classified in stockholders’ equity because the conversion option requires net-share settlement and all of the following criteria were met:
1.	Contract permits the company to settle in unregistered shares or delivery must be within the control of the company.

The option embedded in our convertible notes involves the delivery of shares within our control. The shares that could be delivered upon conversion of the notes were registered as of the inception of the notes and there were no further timely filing or registration requirements.

2.	The company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of stock.

As of December 31, 2007, we have 200 million shares of common stock authorized, 44.6 million shares of common stock outstanding, and outstanding stock awards that potentially could be converted into 2.6 million shares of common stock. We therefore have 152.8 million shares of authorized and unissued shares available to settle the contract (which as of December 31, 2007 would require 3.8 million shares of common stock) after considering all other commitments that may require the issuance of stock.

3.	Contract contains an explicit limit on the number of shares to be delivered in a share settlement, or net share settlement is within the control of the company.

The number of shares to be delivered upon conversion of our notes is limited to the face value of the notes ($110.0 million) divided by the conversion price ($17.679 per share) or 6.2 million shares less the number of shares that equal $110.0 million (which will be settled in cash). The conversion price is subject to adjustment for dividends and other equity distributions, all of which are within our control.

4.	There are no required cash payments to the counterparty in the event the company fails to make timely filings with the SEC.

Our note agreement does not include provisions requiring cash payment to the noteholders as a result of non-timely filings with the SEC.

5.	There are no required cash payments to the counterparty if shares initially delivered upon settlement are subsequently sold by the counterparty and the proceeds are insufficient to provide the counterparty with full return of the amount due.

Our note agreement does not include provisions of this nature.

6.	The contract requires net cash settlement only if specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares.

Our note agreement contains a change of control provision, but the provision does not call for net cash settlement.

Securities and Exchange Commission
June 10, 2008

7.	There are no provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract.

Our note agreement does not include any such provisions.

8.	There is no requirement to post collateral at any point for any reason.

Our note agreement includes no such requirement.
Based on this analysis, we concluded that the embedded conversion feature would be treated as equity, it was appropriate to account for the embedded conversion feature and the subordinated convertible notes as a single instrument, and bifurcation was not required.
Form 10-Q for the Period Ended March 30, 2008
General
8.	Please address the above comments in your interim filings as well.

We will address the comments above in our interim filings.
Schedule 14A Filed on April 16, 2008
Board Structure and Compensation, page 7
9.	In future filings, please include disclosure regarding your related party transactions policies and whether such policies and procedures are in writing. See Item 404(b)(1) of Regulation S-K.

We use the related person test of Item 404(a) of Regulation S-K. This test applies to any transaction or series of transactions in which we are a participant, the amount involved exceeds $120,000 and a related person has a direct or indirect material interest. Transactions that fall within this definition will be referred to the Board (or its designated committee) for approval, ratification, or other action. Based on its consideration of all of the relevant facts and circumstances, the Board, or committee, will decide whether or not to approve the transaction and will approve only those transactions that are in the best interest of Belden. We will prepare a written summary of these procedures and include them in future filings.
Compensation Discussion and Analysis, page 18
10.	In future filings, please expand your Compensation Discussion and Analysis section to discuss the following:
•	How each compensation element and decisions regarding that element affect decisions regarding other compensation elements. See Item 402(b)(1)(vi) of Regulation S-K.

The key elements of executive compensation are: salary, annual cash incentive awards, long-term equity awards and retirement and health benefits. We use survey and peer group data to review

Securities and Exchange Commission
June 10, 2008

comparable executive compensation to target salaries of executive officers at the 50th percentile of the competitive market and to target annual cash incentive and long-term equity opportunities at the 75th percentile of the competitive market. Individual compensation elements may affect decisions regarding other compensation elements in order for us to achieve these targets. We will include this explanation of the matter in future filings.
•	The relationship between merit salary increases for your executive officers and the median market targets.

Merit increases are based on where salaries for executive officers fall relative to median market targets which are divided into three categories—below market, market and above market. Merit increases also must be consistent with our overall salary target of being at the 50th percentile of the competitive market. We will include this explanation of this item in future filings.

•	Whether discretion can be or has been exercised when making awards pursuant to your Annual Cash Incentive Awards to either award compensation in the absence of attaining all relevant performance goals or to reduce or increase the size of any award. See Item 402(b)(2)(vi) of Regulation S-K.

Although the Compensation Committee has discretion, its practice in approving annual cash incentive awards is to follow the formula noted in the proxy statement: Actual Award = Target Award X the Financial Factor X the Personal Performance Factor. We will note this practice of the Compensation Committee in future filings.

•	Your policies, if any, regarding the adjustment or recovery of awards if the relevant performance measures upon which they are based are restated or otherwise adjusted in a manner that would reduce the size of the awards. See Item 402(b)(2)(viii) of Regulation S-K.

We will follow Section 304 of the Sarbanes-Oxley Act of 2002 in the event we were required to restate our financial statements due to material noncompliance as a result of misconduct with any financial reporting requirement under federal securities laws. In such event, the Chief Executive Officer and the Chief Financial Officer would be required to reimburse the Company for (i) any bonus or other incentive-based or equity based compensation received during the 12-month period following the filing or public release of the financial statements that are restated and (ii) any profits from the sale of the Company’s securities over the same 12-month period. We will provide this summary of our policy in future filings.

•	If consolidated net income, consolidated working capital, division operating income, and division working capital are adjusted to reflect certain unusual events, as they were on page 20 in connection with the financial factor determination, how and to what extent they were adjusted.

The net impact of these adjustments was to increase the Financial Factor for each of the named executive officers except for Mr. Rose (whose Financial Factor decreased as a result of these adjustments). For Messrs. Stroup, Benoist and Bloomfield, the adjustments caused the Financial Factor to increase from 1.14 to 1.28. For Mr. Sheehan, the adjustments caused the Financial Factor to increase from 1.15 to 1.25, and for Mr. Rose the adjustments caused the Financial Factor to decrease from 1.02 to 0.99. We will continue to provide an explanation on the impact such adjustments may have on the financial factors of the named executive officers in future filings.

Securities and Exchange Commission
June 10, 2008

•	On page 21, we note that the Annual Cash Incentive Awards are further adjusted by each executive officer’s personal performance factor, which is based upon the attainment of certain personal performance goals. Please disclose these personal performance goals and describe the elements of individual performance and contribution that were taken into account when determining each executive officer’s personal performance factor. See Item 402(b)(2)(vii) of Regulation S-K.

Generally, named executive officers have several personal goals on which they are measured in determining their Personal Performance Factor. As noted in the proxy statement (page 21), the personal performance goals focus on the attainment of short and long-term objectives, including those set out in our three-year strategic plan. Our strategic initiatives include consolidating our manufacturing to low-cost regions; expanding our presence in Asia; expanding beyond our legacy copper cable products into fiber, wireless and connectivity; pursuing global marketing and solutions selling; and improving our product portfolio and brand management. Mr. Stroup annually scores each executive officer on the achievement of his or her goals and the Board scores Mr. Stroup on the attainment of his goals. As noted in the proxy statement, the Personal Performance Factors for the named executive officers for 2007 were: Mr. Stroup, 1.5; Messrs. Benoist and Bloomfield, 1.15; and Messrs. Rose and Sheehan, 1.0.

For future filings, we will endeavor to provide information on individual personal performance goals as long as such information is not considered confidential trade secrets or confidential commercial or financial information that would result in competitive harm to the Company if disclosed.

•	How payments to Messrs. Rose and Bloomfield are determined under the prior Long-Term Cash Incentive Program.

The 2004-2007 performance cycle payouts were the last payouts under the Belden Long-Term Cash Performance Plan. The plan has been terminated. These payouts were calculated based on Belden’s relative EBITDA growth during the years of 2004 to 2007 compared to the EBITDA growth of fifty-three companies included in the Dow Jones Electronic and Electrical Equipment Index. In 2004, the Compensation Committee established a target payout for the 2004-2007 performance cycle of $195,000 for Mr. Bloomfield and $110,000 for Mr. Rose. Belden’s average EBITDA growth for the 2004-2007 cycle of 58.6% ranked at the 96th percentile in comparison to the fifty-three companies in the Index. According to the plan payout percentages, if Belden performs at the 90th percentile or above, a maximum payout of 200% of the target opportunity is awarded. Based on this analysis, plan participants (including Messrs. Bloomfield and Rose) were entitled to receive the maximum payouts. In May 2008, the Compensation Committee awarded Mr. Bloomfield $390,000 and Mr. Rose $220,000—200% of their target opportunity. We will provide these details of the last pay-out under the plan in our 2009 proxy statement.
If you have any questions relating to any of the foregoing, please feel free to contact me at 314-854-8010 or my colleague, John Norman, at 314-854-8015.
Sincerely,
/s/ Gray G. Benoist
Gray G. Benoist
Vice President, Finance and Chief Financial Officer